Filed Pursuant to Rule 433 of the

Securities Act of 1933, as amended

Registration Statement Nos. 333-203457 and 333-203458

Free Writing Prospectus dated July 16, 2015

Fantex, Inc.

On July 12, 2015, a media publication, attached hereto as Annex A, was released by The Toledo Blade (the “Article”) concerning Fantex, Inc. (referred to in this filing as “we,” “us,” “Fantex” or the “Company”). The Article references the initial public offerings of the Fantex Series Arian Foster Convertible Tracking Stock (“Fantex Series Arian Foster”), the Fantex Series Vernon Davis Convertible Tracking Stock (“Fantex Series Vernon Davis”), the Fantex Series EJ Manuel Convertible Tracking Stock (“Fantex Series EJ Manuel”), the Fantex Series Mohamed Sanu Convertible Tracking Stock (“Fantex Series Mohamed Sanu”), the Fantex Series Alshon Jeffery Convertible Tracking Stock (“Fantex Series Alshon Jeffery”), the Fantex Series Michael Brockers Convertible Tracking Stock (“Fantex Series Michael Brockers”), the Fantex Series Jack Mewhort Convertible Tracking Stock (“Fantex Series Jack Mewhort”) and the Fantex Series Kendall Wright Convertible Tracking Stock (“Fantex Series Kendall Wright” and, together with Fantex Series Arian Foster, Fantex Series Vernon Davis, Fantex Series EJ Manuel, Fantex Series Mohamed Sanu, Fantex Series Michael Brockers and Fantex Series Jack Mewhort, the “Tracking Stocks”) of the Company (the “Arian Foster Offering,” “Vernon Davis Offering,” the “EJ Manuel Offering,” the “Mohamed Sanu Offering,” the “Alshon Jeffery Offering,” the “Michael Brockers Offering,” the “Jack Mewhort Offering” and the “Kendall Wright Offering,” respectively, and collectively the “Offerings”), which Offerings are covered by the Registration Statements on Form S-1 (File Nos. 333-191772, 333-192476, 333-194256, 333-196437, 333-198986, 333-201677, 333-203457 and 333-203458, respectively), as amended (the “Arian Foster Registration Statement,” the “Vernon Davis Registration Statement,” the “EJ Manuel Registration Statement,” the “Mohamed Sanu Registration Statement,” the “Alshon Jeffery Registration Statement,” the “Michael Brockers Registration Statement,” the “Jack Mewhort Registration Statement” and the “Kendall Wright Registration Statement,” respectively, and collectively the “Registration Statements”), that the Company has filed with the Securities and Exchange Commission (the “SEC”) under the Securities Act of 1933, as amended.  The Vernon Davis Offering was completed on April 28, 2014, the EJ Manuel Offering was completed on July 21, 2014, the Mohamed Sanu Offering was completed on November 3, 2014, the Alshon Jeffery Offering was completed on March 19, 2015, the Michael Brockers Offering was completed on May 29, 2015 and the Jack Mewhort Offering was completed on July 14, 2015.  However, and as described further below under “Corrections and Clarifications,” the Article contains certain factual inaccuracies and inconsistencies with the information contained in the Registration Statements.

The Article was not prepared by or reviewed by the Company or any other offering participant prior to publication.  The publisher of the Article is not affiliated with the Company.  The Company made no payment and gave no consideration to the publisher in connection with the publication of the Article or any other articles published by the publisher concerning the Company.   With the exception of statements and quotations attributed directly to Cornell “Buck” French, Chief Executive Officer of Fantex, or derived from the Company’s Registration Statements, the Article represents the authors’ opinions and the opinions of others, which are not endorsed or adopted by the Company or any other offering participant.

You should consider statements in the Article or contained herein only after carefully evaluating all of the information in the Company’s Registration Statements and the other documents incorporated by reference into such Registration Statements.

Corrections and Clarifications

For purposes of correction and clarification, the Company notes the following:

•                  The Article references “stock in [Jack Mewhort],” “Mr. Mewhort’s stock,” “[b]anking on Jack Mewhort,”  “Jack Mewhort [being] traded” and “Mewhort Inc. (JKMTL).” The Company clarifies that the Company’s Tracking Stocks are intended to track and reflect the value and performance of an athlete’s brand. Holders of shares of the Tracking Stocks will have no direct investment in the associated athlete, brand or brand contract. An investment in a Tracking Stock will represent an ownership interest in the Company and does not represent an interest in a separate legal entity. Holders of shares of the Company’s Fantex Series Vernon Davis have no direct investment in Vernon Davis, his brand or the Brand Agreement effective as of October 30, 2013, by and among Vernon Davis, The Duke Marketing LLC and the Company (the “Vernon Davis Brand Contract”). Holders of shares of the Company’s Fantex Series EJ Manuel have no direct investment in EJ Manuel, his brand or the Brand Agreement effective as of February 14, 2014, by and among EJ Manuel, Kire Enterprises LLC and the Company (the “EJ Manuel Brand Contract”). Holders of shares of the Company’s Fantex Series Mohamed Sanu will have no direct investment in Mohamed Sanu, his brand or the Brand

Agreement effective as of May 14, 2014, by and between Mohamed Sanu and the Company (the “Mohamed Sanu Brand Contract”). Holders of shares of the Company’s Fantex Series Alshon Jeffery will have no direct investment in Alshon Jeffery, his brand or the Brand Agreement effective as of September 18, 2014, by and among Alshon Jeffery, Ben and Jeffery Inc. and the Company (the “Alshon Jeffery Brand Contract”). Holders of shares of the Company’s Fantex Series Michael Brockers will have no direct investment in Michael Brockers, his brand or the Brand Agreement effective as of January 9, 2015, by and among Michael Brockers, Brockers Marketing, LLC and the Company (the “Michael Brockers Brand Contract”).  Holders of shares of the Company’s Fantex Series Jack Mewhort will have no direct investment in Jack Mewhort, his brand or the Brand Agreement effective as of March 26, 2015, by and among Jack Mewhort and the Company (the “Jack Mewhort Brand Contract”). Holders of shares of the Company’s Fantex Series Kendall Wright will have no direct investment in Kendall Wright, his brand or the Brand Agreement effective as of February 15, 2015, by and among Kendall Wright and the Company (the “Kendall Wright Brand Contract”). Holders of shares of the Company’s Fantex Series Arian Foster will have no direct investment in Arian Foster, his brand or the Brand Agreement effective as of February 28, 2013, by and among Arian Foster, The Ugly Duck, LLC and the Company, as amended and restated May 24, 2013 and August 21, 2013 (the “Arian Foster Brand Contract” and, together with the Vernon Davis Brand Contract, the EJ Manuel Brand Contract, the Mohamed Sanu Brand Contract, the Alshon Jeffery Brand Contract, the Jack Mewhort Brand Contract and the Kendall Wright Brand Contract, the “Brand Contracts”).

•                  The Article references “invest[ing] in future earnings . . . [of] players” and “future income, which includes all money from [Jack Mewhort’s] contracts, bonuses, endorsements, and post-career work.” The Company clarifies that pursuant to the Brand Contracts, the Company has acquired interests in the brand income, as defined in each of the Brand Contracts, of Vernon Davis, EJ Manuel, Mohamed Sanu, Alshon Jeffery, Michael Brockers, Jack Mewhort and Kendall Wright (each a “Contract Party,” and together, the “Contract Parties”). Brand income generally means gross monies or other consideration (including rights to make investments) that each Contract Party receives as a result of his skills and brand, including salary and wages from being an athlete in the National Football League (“NFL”) and related fields (including activities in a non-NFL football league), such as broadcasting and coaching, subject to specified exceptions and net of certain related expenses (such as legal fees, travel expenses and self-employment taxes). A more detailed description of each Contract Party’s brand income is available in the Registration Statements.

•                  The Article references “[Jack Mewhort] mov[ing] . . . position[s or having success] as a television analyst, and the . . . valuation becomes a bargain,” “[Jack Mewhort] has a lot of potential to be successful . . . [and] has post-career potential” and “[Fantex Series Jack] Mewhort is on the rise.” The Company clarifies that the performance or market price for a Tracking Stock depends on many factors and may not reflect the performance of the associated Brand Contract or Contract Party. An investment in a Tracking Stock is an investment in the Company. Holders of a Tracking Stock will be common stockholders of the Company as a whole and, as such, will be subject to all risks associated with an investment in the Company and all of its Tracking Stocks, assets and liabilities. As a result, the market price of a Tracking Stock may reflect the performance of the Company as a whole or may more independently reflect the performance of some or all of the assets attributed to the associated brand.

•                  The Article references that “[Fantex Series Jack] Mewhort [i]s a good bet” and “[macroeconomic] risks have zero to do with the cash flows of the professional athletes.” The Company clarifies that the Offerings are highly speculative and the Company’s Tracking Stocks involve a high degree of risk. A return on investment in a Fantex Tracking Stock cannot be guaranteed. Investing in the Company’s Tracking Stocks should be considered only by persons who can afford the loss of their entire investment. A more detailed description of the risks of an investment in the Company’s Tracking Stocks may be found in the Registration Statements.

•                  The Article references that “ Mewhort is the sixth athlete to join Fantex.” The Company clarifies that it has entered into seven Brand Contracts: the Vernon Davis Brand Contract, the EJ Manuel Brand Contract, the Mohamed Sanu Brand Contract, the Alshon Jeffery Brand Contract, the Michael Brockers Brand Contract, the Jack Mewhort Brand Contract, the Kendall Wright Brand Contract and the Arian Foster Brand Contract.  On November 12, 2013, after confirming reports that Arian Foster would undergo season-ending back surgery, the Company announced that it was postponing the Arian Foster Offering. Although the Company will continue to work with Arian Foster through his recovery and intends to continue with the Arian Foster Offering at an appropriate time in the future, the Company cannot guarantee that the Arian Foster Offering will be consummated or that the Arian Foster Offering will be resumed upon the same terms prior to postponement.

•                  The Article references that “[t]he IPO [of Fantex Series Jack Mewhort] closed on Thursday [and t]rading will begin soon.” The Company clarifies that the Jack Mewhort Registration Statement was declared effective by the SEC on June 22, 2015 and the Jack Mewhort Offering closed on July 14, 2015, at which time trading began.

•                  The Article references that “85 percent of [brand income will be] dividends.” The Company clarifies that the board of directors is permitted, but not required to declare and pay dividends on our platform common stock or any of our tracking stocks in an amount up to the available dividend amount for the applicable series to the extent permited by the Delaware General Corporation Law. The “Available Dividend Amount” for any tracking stock is, as of any particular date, an amount equal to the lesser of (a) total assets of our company legally available for the payment of dividends under Delaware law and (b) an amount equal to (i) the excess of the total assets attributed to the applicable tracking stock over the total liabilities attributed to such tracking stock, less the par value of the outstanding shares of such tracking stock; or (ii) if there is no such excess, the attributable income of the tracking stock for the fiscal year in which the dividend is being declared and/or the preceding fiscal year. In its Annual Report on Form 10-K the Company states that it intends to pay quarterly cash dividends out of available cash for each tracking stock, if outstanding, equal to an amount in excess of 20% of the Available Dividend Amount. A more detailed description of the Company’s dividend policy is available in the Registration Statements.

Forward-Looking Statements

This free writing prospectus contains forward-looking statements. Forward-looking statements reflect the Company’s current views with respect to, among other things, future events and performance. These statements may discuss the Company’s intentions, beliefs, projections, outlook, analyses or current expectations concerning, among other things, expectations regarding the commencement or completion of the Offerings, future brand income under the Company’s brand contracts with Vernon Davis, EJ Manuel, Mohamed Sanu, Alshon Jeffery and Michael Brockers, respectively, the longevity of Vernon Davis’s, EJ Manuel’s, Mohamed Sanu’s, Alshon Jeffery’s and Michael Brockers’s careers, respectively, results of operations, expectations for the use of the net proceeds from the Offerings, prospects, growth and strategies, plans, market opportunities and the trends that may affect the Company, Vernon Davis, EJ Manuel, Mohamed Sanu, Alshon Jeffery and Michael Brockers. The Company generally identifies forward-looking statements by words such as “believe,” “expect,” “intend,” “may,” “should,” “will,” “would” or the negative version of these words or comparable words. Forward-looking statements are based on beliefs and assumptions made by management using currently available information. These statements are only predictions and are not guarantees of future performance, actions or events. Forward-looking statements are subject to risks and uncertainties. If one or more of these risks or uncertainties materialize, or if management’s underlying beliefs and assumptions prove to be incorrect, actual results may differ materially from those contemplated by a forward-looking statement. Forward-looking statements speak only as of the date on which they are made. The Company expressly disclaims any obligation to update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

The Company has filed registration statements (including preliminary prospectuses) with the SEC for each of the offerings to which this communication relates. This investment is complex, risky and speculative. Before you invest, you should read the prospectuses in the respective registration statements and other documents the Company has filed with the SEC for more complete information about the Company and the offerings. You may get these documents for free by visiting EDGAR on the SEC Website at www.sec.gov. Alternatively, the Company, any underwriter or any dealer participating in the offerings will arrange to send you these prospectuses if requested by calling toll-free 866-315-3482. This is not an offer to sell, nor a solicitation of an offer to buy, to residents of any state in which registration and other legal requirements have not been fulfilled.

Annex A

Text of the Article dated July 12, 2015

Mewhort to be traded — on the stock exchange

By David Briggs | July 12, 2015 12:00 AM

[Photo Caption. Indianapolis Colts lineman Jack Mewhort was an All-American left tackle at Ohio State.]

Marathon Oil (MRO). McDonald’s (MCD). ... Mewhort Inc. (JKMTL) ?

A glance at the stock ticker may soon inspire a double take.

That’s because Indianapolis Colts offensive lineman and St. John’s Jesuit graduate Jack Mewhort is about to be traded  — and with nary a bag to pack.

In a quirky intersection of the worlds of sports and finance, a California start-up has created an exchange that allows fans to invest in the future earnings  of a growing roster of NFL players.

Mr. Mewhort is its latest bet, with an initial public offering through Fantex Brokerage Services of 268,100 shares of stock in the second-year  pro at $10 each.

The IPO closed on Thursday . Trading will begin soon.

“We think he has a lot of potential,” Fantex Chief Executive Officer Buck French said.

Banking on Jack Mewhort  hardly represents the first unusual investment opportunity.

Investors may recall a similar concept from the 1990s, when a banker issued bonds tied to the fortunes of David Bowie.

The Bowie Bonds paid an interest rate of 7.9 percent on the current and future revenues of the rock star’s 25 albums recorded before 1990.

But never before has Wall Street mixed this way with the ultimate speculative market of professional sports.

Mr. Mewhort is the sixth athlete to join Fantex for the ride , following San Francisco 49ers tight end Vernon Davis, Buffalo Bills quarterback E.J. Manuel, St. Louis Rams defensive tackle Michael Brockers, Cincinnati Bengals wide receiver Mohamed Sanu, and Chicago Bears receiver Alshon Jeffery.

Neither Mr. Mewhort nor his family could comment on the deal because of the quiet period surrounding an IPO mandated by federal regulators.

How it works

Fantex will pay the Colts lineman a one-time amount of $2.52 million — significant insurance in a league where the average career lasts less than four years and contracts are not guaranteed.

In exchange, Fantex receives 10 percent of Mr. Mewhort’s future income, which includes all money from his contracts, bonuses, endorsements, and post-career work.

The stock is valued based on a projection that Mr. Mewhort will make $58.8 million over his lifetime, detailed extensively in a 58-page prospectus filed with the Securities and Exchange Commission.

Fantex culled a data set of all 396 offensive linemen drafted between 1993 and 2013 down to the 13 deemed most comparable to Mr. Mewhort — ranging from former Detroit Lions center Dominic Raiola to ex-Cleveland Browns guard Eric Steinbach. From that, the company predicts Mr. Mewhort will play for nine more seasons, making the remainder of his current four-year, $3.57 million contract before cashing in big after the 2017 season. Fantex foresees a six-year, $55.9 million deal with an $11.5 million signing bonus. (Keep in mind that only the bonus is guaranteed.)

Of course, for all of their soothsaying powers, the best-laid formulas are still just spitting out a guess.

Injuries could detour Mr. Mewhort’s career. Or maybe he moves from guard to left tackle — the position he played at Ohio State — or deploys his charisma and smarts as a television analyst, and the $58.8 million valuation becomes a bargain.

No one knows.

Risk and reward

That’s why the athletes and Fantex share the risk and reward, though most analysts say the deal favors the player.

While Mr. Mewhort receives a hefty up-front payment, the investor is guaranteed little.

Shareholders are not investing directly in the player but in Fantex and the perceived brand value of its contract with the athlete. As Mr. Mewhort pays Fantex over time, Mr. French said he expects 85 percent of that money will go to stockholders as dividends . But the dividends are not assured. Nor do investors have any legal right to Mr. Mewhort’s earnings.

So far, Fantex has little track record. Its five current player stocks are listed from $5.70 per share for the struggling E.J. Manuel to $13 for Mohamed Sanu, who enjoyed a breakout season in Cincinnati last year. Only the company’s first successful offering — a sale of 421,000 shares in stock of Vernon Davis in April, 2014 — has paid a dividend, yielding $1.50 per share.

“There is a lot of skepticism, and I think rightfully so,” said Darren Heitner, a Miami-based sports attorney who has written about Fantex. “You’re investing in tracking stock — not actually investing in the athletes themselves — and it’s based on the concept of brand value, which is created by the makers of Fantex.”

A good bet

Mr. French sees the novel stocks as anything but a novelty, selling the securities as a smart way to round out a portfolio. Fantex hopes to soon expand its player offerings beyond football.

“When you think about traditional equities or bonds, they’re highly correlated to macroeconomic risks happening out there,” said Mr. French, who co-founded Fantex. “Greece nearing bankruptcy, the China market crashes, all those impact traditional stock and bond. The securities that we’re creating, the cash flows that we’re acquiring, those risks have zero to do with the cash flows of the professional athletes.  ... Versus a traditional business that has much more sensitivity to the macroeconomic trends out there, it’s a great way to further diversify a portfolio. You want different risks.”

Mr. French views Mr. Mewhort as a good bet.

An All-American left tackle at Ohio State, Mr. Mewhort enjoyed a strong rookie season with the Colts. He started 16 games last year — 15 at left guard, one at right tackle — and is expected to remain an anchor on an Indianapolis team with championship dreams. The Colts fell one game short of a trip to the Super Bowl in January.

Mr. Mewhort is an unlikely candidate to be derailed by the perils of fame and riches. At Ohio State, coach Urban Meyer called the former Buckeyes captain one of the most dedicated workers of his career.

“I’m very excited,” said Mr. Mewhort, speaking generally on the upcoming season  recently. “You can feel it in the air around here. Guys know the opportunity that we have. It’s all about discipline, it’s all about hard work, and going into camp and doing things the right way.

“I’m still a young player, and I know I still have a lot to prove. I just want to show my teammates that I’m supposed to be here. No matter what my job is, I need to do it at a high level.”

Off the field, Mr. Mewhort has taken steps to build his profile, including a unique foray onto the pages of this week’s ESPN the Magazine. He and two Colts teammates recently bared all for the magazine’s annual Body Issue.

“We think he’s had a great start to his career, and we think he has a lot of potential to be successful,” Mr. French said. “He’s got a great personality where we think he has post-career potential as well.”

In other words, Mr. Mewhort’s stock  is on the rise.

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